Deferred Compensation Plan of the
SCI Systems, Inc.,
Employee Financial Security Program

Financial Statements

Years ended December 31, 1993 and 1992
with Report of Independent Auditors

Deferred Compensation Plan of the SCI Systems, Inc.,
Employee Financial Security Program

Financial Statements

Years ended December 31, 1993 and 1992


																																Contents

Report of Independent Auditors  ..........................................  1

Audited Financial Statements

Statements of Financial Condition  .......................................  2
Statements of Income and Changes in Plan Equity  .........................  4
Notes to Financial Statements  ...........................................  7

																						Report of Independent Auditors

The Administrative Committee
Deferred Compensation Plan of the SCI Systems, Inc.,
		Employee Financial Security Program

We have audited the accompanying statements of financial condition of the Deferred Compensation Plan of the SCI Systems, Inc., Employee Financial Security Program as of December 31, 1993 and 1992, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Deferred Compensation Plan of the SCI Systems, Inc., Employee Financial Security Program at December 31, 1993 and 1992, and its results of operations for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

																																																					Ernst & Young LLP /sig/

August 31, 1994

Deferred Compensation Plan of the
SCI Systems, Inc.,
Employee Financial Security Program

Statement of Financial Condition

December 31, 1993

																																											Money           SCI
																																										Market         Stock           GIC      Balanced        Equity
																																												Fund          Fund          Fund          Fund          Fund         Total

Assets
Investments at fair value            $   128,717   $   955,977   $   502,884   $ 1,239,388   $   849,236   $ 3,676,202
Accrued interest receivable                  618             -             -             -             -           618
Total assets                             129,335       955,977       502,884     1,239,388       849,236     3,676,820

Liabilities
Distribution payable to participants           -        51,526        82,774         5,826        12,162       152,288
Total liabilities                              -        51,526        82,774         5,826        12,162       152,288
Plan equity                          $   129,335   $   904,451   $   420,110   $ 1,233,562   $   837,074   $ 3,524,532

See accompanying notes.

Deferred Compensation Plan of the SCI Systems, Inc.,
Employee Financial Security Program

Statement of Financial Condition

December 31, 1992

																																											Money           SCI
																																										Market         Stock           GIC      Balanced        Equity
																																												Fund          Fund          Fund          Fund          Fund         Total

Assets
Investments at fair value            $   101,903   $   983,585   $   393,039   $   775,762   $   597,033   $ 2,851,322
Contribution receivable                    2,966        13,421         7,308        12,463         8,623        44,781
Total assets                             104,869       997,006       400,347       788,225       605,656     2,896,103

Liabilities
Distribution payable to participants           -             -             -             -             -             -
Total liabilities                              -             -             -             -             -             -
Plan Equity                          $   104,869   $   997,006   $   400,347   $   788,225   $   605,656   $ 2,896,103

See accompanying notes.

Deferred Compensation Plan of the SCI Systems, Inc.,
Employee Financial Security Program

Statement of Income and Changes in Plan Equity

Year ended December 31, 1993

																																											Money           SCI
																																										Market         Stock           GIC      Balanced        Equity
																																												Fund          Fund          Fund          Fund          Fund         Total

Additions
Contributions:
	Employees                           $    18,285   $    80,621   $   136,579   $   222,078   $   143,170   $   600,733
	Employer                                  3,299        11,430        11,492        25,561        16,844        68,626
																																										21,584        92,051       148,071       247,639       160,014       669,359
Interest income                            3,687           382        19,737           178          (660)       23,324
Dividends received                         1,534             -             -        44,114        11,483        57,131
Realized gain (loss) on investments            -       139,529           141       102,926        89,387       331,983
Unrealized appreciation
	(depreciation) in the fair value of
	investments                                   -      (181,297)          285       (45,308)       36,418      (189,902)
																																										26,805        50,665       168,234       349,549       296,642       891,895

Deductions
Distribution to participants               6,984        65,533        92,277        45,302        53,370       263,466
Inter-fund transfers                       4,645       (77,687)      (56,194)      141,090       (11,854)            -
Net increase (decrease)                   24,466       (92,555)       19,763       445,337       231,418       628,429

Plan equity at beginning of year         104,869       997,006       400,347       788,225       605,656     2,896,103
Plan equity at end of year           $   129,335   $   904,451   $   420,110   $ 1,233,562   $   837,074   $ 3,524,532

See accompanying notes.

Deferred Compensation Plan of the SCI Systems, Inc.,
Employee Financial Security Program

Statement of Income and Changes in Plan Equity

Year ended December 31, 1992

																																											Money           SCI
																																										Market         Stock           GIC      Balanced        Equity
																																												Fund          Fund          Fund          Fund          Fund         Total
Additions
Contributions:
	Employees                           $    14,747   $    46,850   $    76,940   $    58,586   $    18,022   $   215,145
	Employer                                 11,198        31,663        32,055        33,620        17,444       125,980
																																										25,945        78,513       108,995        92,206        35,466       341,125

Interest income                            3,148           148        16,666        14,400        (1,790)       32,572
Dividends received                             -             -             -        58,522        62,953       121,475
Realized gain (loss) on investments            -             -             -         4,370         5,653        10,023
Unrealized appreciation
	(depreciation) in the fair value of
	investments                                   1       620,700          (252)      (10,401)      (17,920)      592,128
																																										29,094       699,361       125,409       159,097        84,362     1,097,323

Deductions
Distributions to participants              1,773        65,861        67,787        63,709        86,554       285,684
Inter-fund transfers                      16,599        23,552        38,162      (113,182)       34,869             -
Net increase (decrease)                   43,920       657,052        95,784       (17,794)       32,677       811,639

Plan equity at beginning of year          60,949       339,954       304,563       806,019       572,979     2,084,464
Plan equity at end of year           $   104,869   $   997,006   $   400,347   $   788,225   $   605,656   $ 2,896,103

See accompanying notes.

Deferred Compensation Plan of the SCI Systems, Inc.,
Employee Financial Security Program

Statement of Income and Changes in Plan Equity

Year ended December 31, 1991

																																											Money           SCI
																																										Market         Stock           GIC      Balanced        Equity
																																												Fund          Fund          Fund          Fund          Fund         Total

Additions
Contributions:
	Employees                           $         -   $         -   $    16,710   $    14,467   $    11,533   $    42,710
	Employer                                  8,019       121,920       140,582       180,497       133,400       584,418
																																											8,019       121,920       157,292       194,964       144,933       627,128

Interest income                               24           352         1,118           271           167         1,932
Dividends received                         4,322             -        18,205        19,327         9,219        51,073
Realized gain (loss) on investments            -        (3,656)          336        11,211        18,661        26,552
Unrealized appreciation
	(depreciation) in the fair value of
	investments                                   -       (82,327)        1,965        72,441        43,462        35,541
																																										12,365        36,289       178,916       298,214       216,442       742,226

Deductions
Distribution to participants               9,885        16,873        98,458        48,702        13,901       187,819
Inter-fund transfers                       1,384        10,413        26,021       (21,084)      (16,734)            -
Net increase (decrease)                    3,864        29,829       106,479       228,428       185,807       554,407

Plan equity at beginning of year          57,085       310,125       198,084       577,591       387,172     1,530,057
Plan equity at end of year           $    60,949   $   339,954   $   304,563   $   806,019   $   572,979   $ 2,084,464

See accompanying notes.

Deferred Compensation Plan of the SCI Systems, Inc.,
Employee Financial Security Program

Notes to Financial Statements

December 31, 1993


1. Accounting Policies

Basis of Accounting

The accounting records of the Deferred Compensation Plan of the SCI Systems, Inc., Employee Financial Security Program (the Plan) are maintained on the accrual basis.

Valuation of Investments

Marketable securities are stated at fair value, determined by the average of the last reported bid and ask prices at December 31. The fair value of mutual funds and separate accounts are based on quoted redemption values at December 31. Separate accounts that do not have an established fair value are stated at aggregate fair value at December 31, as determined by the Plan's trustee.

The change in the difference between fair value and the cost of investments is reflected in the statements of income and changes in plan equity as unrealized appreciation (depreciation) in the fair value of investments. The realized gain or loss on investments is the difference between the proceeds received and the average cost of the investments sold.

2. Description of the Plan

General

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Eligibility

The Plan was established to provide additional incentive and retirement security for a select group of management and certain highly compensated employees.

2. Description of the Plan (continued)

Participation

To participate in the Plan, the employee must have been designated for participation in the Plan by the Plan Administrator. Employees designated for participation may enter the Plan on the first day of either January, April, July or October.

Vesting

Substantially all of the Plan's assets are vested in its members. Member contributions are fully vested when made and the Company's matching portion is fully vested after 5 years. Upon death or retirement at age 65, a member will be paid his share of the Plan assets. A member may withdraw from the Plan and receive his share representing his own contributions together with his pro rata share of net income.

Contributions

The Company maintains payroll deduction accounts for all participating employees. Employees may authorize withholdings up to 15% of their earnings in 1/2% increments as a before-tax contribution or in 1% increments as an after-tax contribution. The maximum payroll deduction of 15% can consist of matched and unmatched before-tax and after-tax savings in any combination. The Company may contribute amounts to match up to 40% of any employee's before-tax matched savings and 60% of their after-tax matched savings. The actual matched contribution amount is dependent on years of service and compensation levels.

Investment Program

Each member is entitled to direct the investment in their account to each of the separate funds as follows: "Money Market Fund" - to invest in government securities, commercial paper, time deposits or certificates of deposit maturing within one year (17 participants at December 31, 1993); "SCI Stock Fund" - to invest in qualifying securities of the Company (50 participants at December 31, 1993); "Guaranteed Interest Contract (GIC) Fund" - to invest in contracts which provide a fixed rate of return (51 participants at

2. Description of the Plan (continued)

December 31, 1993); "Balanced Fund" - to invest in a combination of stocks and fixed income securities in order to provide a balance of high yield and safety (80 participants at December 31, 1993); and, "Equity Fund" - to invest in a diversified portfolio of common stocks expected to have earnings and dividend growth potential greater than the economy in general (58 participants at December 31, 1993).

Administration

The Plan is administered by a three member Administrative Committee appointed by the Board of Directors of the Company.

Trustee

First Alabama Bank of Huntsville, N.A., operated as Trustee of the Plan until September 30, 1993. Effective October 1, 1993 Mellon Bank replaced First Alabama Bank as trustee of the Plan and holds the Plan's assets.

Termination of the Plan

The Company has the right under the Plan to discontinue contributions at any time and terminate the Plan. In the event of a termination of the Plan, the net assets of the Plan are to be distributed to the members on the basis of the number of units credited to each.

3. Transactions with Parties -in -Interest

All trustee expenses, legal, accounting and other services in connection with the administration and operation of the Plan are paid by the Company.

4. Income Tax Status

The Plan is a grantor type trust and is not qualified under Section 401 of the Internal Revenue Code. Under Section 671 of the Internal Revenue Code, items of income, deduction or credit in a grantor trust are treated as belonging to the grantor. These items are reported on the income tax return of the grantor, SCI Systems, Inc. Participants must include distributions in taxable income at the time of withdrawal.

5. Investments

The cost of investments at December 31, 1993 and 1992 is summarized as follows:

																																																								1993          1992

Mellon Bank Time Deposit Fund                       $  272,594   $         -
First Alabama Bank of Huntsville,  N.A.
		Time Open Short-Term Notes                                 -         9,346
Vanguard Money Market Fund                             125,934       101,898
SCI Systems, Inc. common stock                         442,347       439,417
First Alabama Bank Investment Contract Fund            487,884       384,193
MAS Pooled Trust Fund Equity Portfolio
		(Balanced Fund)                                      680,828       345,027
MAS Fixed Income Portfolio                             506,477       354,741
MAS Pooled Trust Fund Equity Portfolio
		(Equity Fund)                                        606,579       572,942

																																																			$ 3,122,643   $ 2,207,564

The fair value of individual investments of the Plan at December 31, 1993 and 1992 are as follows:

																																																								1993          1992

Mellon Bank Time Deposit Fund                      $   272,594   $         -
First Alabama Bank of Huntsville, N.A.
		Time Open Short-Term Notes                                 -         9,346
Vanguard Money Market Fund                             125,934       101,898
SCI Systems, Inc. common stock 810,221 981,412
First Alabama Bank Investment Contract Fund            489,886       385,897
MAS Pooled Trust Fund Equity Portfolio
		(Balanced Fund)                                      708,822       397,713
MAS Fixed Income Portfolio                             504,476       378,031
MAS Pooled Trust Fund Equity Portfolio
	(Equity Fund)                                         764,269       597,025

																																																			$ 3,676,202   $ 2,851,322

During 1993, 1992 and 1991, the Plan's investments that were bought, sold as well as held during the year, appreciated in fair value as follows:

																																										1993          1992          1991

Vanguard Money Market Fund           $         -   $         -   $         -
SCI Systems, Inc. common stock           (41,768)      620,700       (85,983)
First Alabama Bank Investment Contract
		Fund                                       426          (251)            -
Trustees GIC Fund                              -             -         2,301
MAS Equity Fund Deferred                               (12,303)       64,684
MAS Trust Fund Equity Portfolio          259,896       (12,267)       62,123
MAS Fixed Income Portfolio               (76,473)        6,272        18,968

																																					$   142,081   $   602,151   $    62,093